UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  AUGUST 2013

Commission File Number 001-32558

KOBEX MINERALS INC.
(formerly IMA Exploration Inc.)

Translation of registrant’s name into English

1703 - 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X                                                     Form 40-F   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                               No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________

Suite1703-595 Burrard Street, Vancouver, BC V7X 1J1
Tel: 604.689.1428   •   Fax:  604.681.4692
www.kobexminerals.com • investor@kobexminerals.com • TSX.V |OTCQB: KBXMF

SUBMITTED HEREWITH

Exhibits

99.1 99.2 99.3 99.4	Interim Financial Statements – June 30, 2013 Management Discussion and Analysis – June 30, 2013 Certification of Interim Filing – CEO Certification of Interim Filing – CFO

Suite1703-595 Burrard Street, Vancouver, BC V7X 1J1
Tel: 604.689.1428   •   Fax:  604.681.4692
www.kobexminerals.com • investor@kobexminerals.com • TSX.V |OTCQB: KBXMF

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.
(Registrant)

By:	/s/ John Downes

John Downes
Chief Financial Officer
Date: AUGUST 23, 2013

Suite1703-595 Burrard Street, Vancouver, BC V7X 1J1
Tel: 604.689.1428   •   Fax:  604.681.4692
www.kobexminerals.com • investor@kobexminerals.com • TSX.V |OTCQB: KBXMF